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462775_1.DOC


                          UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549



                     ______________________


                          SCHEDULE 13D


            Under the Securities Exchange Act of 1934
                      (Amendment No. ____)*



              SOUTHWEST ROYALTIES INSTITUTIONAL INCOME FUND VIII-
B, L.P.
                        (Name of Issuer)

                         Limited Partnership Interests
                 (Title of Class of Securities)

                           Inapplicable
                         (CUSIP Number)

                         L. Paul Latham
                  Clayton Williams Energy, Inc.
                    6 Desta Drive, Suite 6500
                   Midland, Texas  79705-5510
                                    (432) 682-6324
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)


                                    May 21, 2004
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this
Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ?

Note:   Schedules  filed in paper format shall include  a  signed
original and five copies of the schedule, including all exhibits.
See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

              (Continued on the following page(s))
CUSIP No. Inapplicable

     NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

     Clayton Williams Energy, Inc.
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     Inapplicable                               (a) ?
                                                (b) ?
3    SEC USE ONLY

4    SOURCE OF FUNDS                             BK

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                  ?
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
                        7    SOLE VOTING POWER
       NUMBER OF
        SHARES               2,200.5 units
     BENEFICIALLY
       OWNED BY
         EACH
       REPORTING
        PERSON
         WITH
                        8    SHARED VOTING POWER

                             0
                        9    SOLE DISPOSITIVE POWER

                             2,200.5 units
                        10   SHARED DISPOSITIVE POWER

                             0
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,200.5 units
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES
                                                  ?
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

     21.7%
14   TYPE OF REPORTING PERSON

     HC (sole parent company of the Managing General Partner of the Issuer)


Item 1.        Security and Issuer

     Limited Partnership Interests

     Southwest Royalties Institutional Income Fund VIII-B, L.P.
     6 Desta Drive, Suite 6500
     Midland, Texas  79705

Item 2.        Identity and Background

     Clayton Williams Energy, Inc.
     a Delaware corporation
     6 Desta Drive, Suite 6500
     Midland, Texas  79705

     The Reporting Person has not, during the last five years, been convicted in a criminal proceeding or been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws on finding a violation with respect to such laws.

Item 3.        Source and Amount of Funds or Other Consideration

     Clayton Williams Energy, Inc. consummated the acquisition of Southwest Royalties, Inc., the Managing General Partner of the Issuer, on May 21, 2004 and acquired indirect ownership of 2,200.5 limited partnership units of the Issuer in such acquisition. The acquisition was funded by a new senior credit facility provided by BankOne, N.A., as Administrative Agent, consisting of a three-year $300 million Revolving Credit Facility and a four-year $75 million Senior Term Credit Facility.

Item 4.        Purpose of Transaction

     Clayton Williams Energy, Inc. acquired indirect ownership of 2,200.5 limited partnership units of the Issuer upon the acquisition of Southwest Royalties, Inc. Southwest Royalties, Inc. is the Managing General Partner of the
     Issuer and acquires limited partnership interests in the Issuer from time to time, in accordance with the Right of Presentment requirements contained in the Issuer's Agreement of Limited Partnership, from limited partners seeking an exit from the Issuer at a price determined pursuant to the formula set forth in the Agreement of Limited Partnership of the Issuer.

Item 5.        Interest in Securities of Issuer

     Clayton Williams Energy, Inc., the Reporting Person, holds indirect ownership of 2,200.5 limited partnership units of the Issuer as a result of the acquisition of Southwest Royalties, Inc. These units represent 21.7% of the total 10,147 units which are issued and outstanding. Southwest Royalties, Inc. is the Managing General Partner of the Issuer.

Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer

     Not applicable.

Item 7.        Material to be Filed as Exhibits

     The Agreement and Plan of Merger among Clayton Williams Energy, Inc., CWEI-SWR, Inc. and Southwest Royalties, Inc. dated May 3, 2004 was filed as Exhibit 2.1 to the Current Report on Form 8-K of Clayton Williams Energy, Inc. filed June 3, 2004.

     The Revolving Credit Facility and Senior Term Credit Facility between Clayton Williams Energy, Inc. and BankOne, N.A., as Administrative Agent, were filed as Exhibits 10.1 and 10.2, respectively, to Amendment No. 1 to Current Report on Form 8-K/A of Clayton Williams Energy, Inc. filed June 23, 2004.



                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  November 30, 2004         /s/L. Paul Latham
                                 Signature

                                 L. Paul Latham
                                 Executive Vice President and
Chief
                                                              Operating Officer